Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

May 11, 2022

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    Bridge Builder Trust 485(a) Filing (File Nos. 333-187194 and 811-22811)

Dear Ms. O’Neal:

On behalf of our client, Bridge Builder Trust (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 56, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 58, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Bridge Builder Tax Managed Large Cap Fund, Bridge Builder Tax Managed Small/Mid Cap Fund and Bridge Builder Tax Managed International Equity Fund (each, a “Fund”). Below, we have briefly summarized your comments, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.

Comment. If, as a result of a Fund’s investments in shares of other investment companies, acquired fund fees and expenses (“AFFE”) will be greater than 0.01% of the Fund’s average daily net assets during its initial fiscal period, please include AFFE as a separate line item in the Fund’s Fee Table.

Response. Each Fund’s AFFE is expected to be less than 0.01% of the Fund’s average daily net assets during its initial fiscal period and, accordingly, the amount of AFFE has been included in the “Other Expenses” line of the Fund’s Fee Table as permitted by Form N-1A.

2.

Comment. Please supplementally provide the Staff with copies of (i) the amendment to the Trust’s existing advisory agreement reflecting the addition of the Funds; (ii) the amendment to the Trust’s existing expense limitation agreement reflecting the addition of the Funds; and (iii) the fee waiver letter agreement between Olive Street Investment Advisers, LLC and the Trust with respect to the Funds (collectively, the “Agreements”).

Deborah O’Neal, Esq.

May 11, 2022

Response. Pursuant to the Staff’s request, copies of the Agreements were provided to the Staff under separate cover.

3.	Comment. In the “Sub-advisers and Portfolio Managers” sections, please disclose the month and year in which each portfolio manager began managing the applicable Fund in lieu of “since inception.”

Response. The Trust notes that Item 5(b) of Form N-1A requires the name, title and length of service of each of the Fund’s Portfolio Managers but does not specify how to disclose “length of service.” The Trust does not believe that disclosing the specific month and year of the Fund’s commencement of operations is necessary to respond to this Item. Accordingly, the Trust believes the current disclosure is consistent with the requirements of Item 5(b) of Form N-1A. The Trust further notes that the Funds’ current disclosure approach is consistent with the disclosure approach of the Trust’s other active series. Accordingly, the Trust notes that making the requested change would create an inconsistency in approach among the Trust’s active series. For these reasons, the Trust respectfully declines to make the requested changes.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
Sean Graber